UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2009.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):  _____
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES UNCONSOLIDATED RESULTS
FOR THE MONTH OF JULY 2009
Medellín, Colombia, August 12, 2009
Bancolombia S.A. (“Bancolombia”) (CIB) reported unconsolidated net income of Ps. 64.1 billion for the month ended July 31, 2009. Net income for Bancolombia on an unconsolidated basis totaled Ps. 619.2 billion for the first seven months of 2009, decreasing 7.6% as compared to the same period last year.
•
Net interest income, including interest from investment securities, totaled Ps. 199.6 billion in July 2009. For the seven month period ended July 31, 2009, net interest income totaled Ps. 1,561.1 billion, increasing 8.7% as compared to the same period last year.

•
Net fees and income from services totaled Ps. 72.6 billion in July 2009. For the seven month period ended July 31, 2009, net fees and income from services totaled Ps. 484.5 billion, which represents an increase of 9.0% as compared to the same period of 2008.

•
Other operating income totaled Ps. 14.0 billion in July 2009. For the seven month period ended July 31, 2009, other operating income totaled Ps. 203.2 billion, decreasing 52.9% as compared to the same period last year.

•
Net provisions charges totaled Ps. 42.8 billion in July 2009. Net provisions totaled Ps. 433.6 billion for the seven month period ended July 31, 2009, which represents an increase of 25.8% as compared to the same period of 2008.

•
Operating expenses totaled Ps. 156.4 billion in July 2009. For the seven month period ended July 31, 2009, operating expenses totaled Ps. 1,120.1 billion, increasing 12.1% as compared to the same period of 2008.

Total assets (unconsolidated) amounted to Ps. 40.4 trillion, gross loans amounted to Ps. 28.3 trillion, deposits totaled Ps. 27.1 trillion and Bancolombia’s total shareholders’ equity amounted to Ps. 6.1 trillion.
Bancolombia’s unconsolidated level of past due loans (overdue more than 30 days) as a percentage of total loans was 3.57% as of July 31, 2009, and the coverage for past due loans was 145.3% as of the same date.
Market Share
According to ASOBANCARIA (Colombia’s national banking association), BANCOLOMBIA’s market share of the Colombian financial system as of July 2009, was as follows: 21.9% of total net loans, 21.0% of total checking accounts, 20.8% of total savings accounts, 17.8% of time deposits and 19.7% of total deposits.

* This report corresponds to the unconsolidated financial statements of Bancolombia. The numbers contained herein are subject to review by the relevant Colombian authorities. This information has been prepared in accordance with generally accepted accounting principles in Colombia and is stated in nominal terms.

BANCOLOMBIA S.A.				Growth
BALANCE SHEET		As of		Jul09/Jun09		Annual
(Ps Millions)	Jul-08	Jun-09	Jul-09	$	%	%
ASSETS
Cash and due from banks	2,454,353	3,122,909	2,636,850	-486,059	-15.56%	7.44%
Overnight funds sold	232,682	1,058,060	1,879,600	821,540	77.65%	707.80%
Total cash and equivalents	2,687,035	4,180,969	4,516,450	335,481	8.02%	68.08%

Debt securities	4,058,193	4,474,220	4,310,993	-163,227	-3.65%	6.23%
Trading	1,527,874	1,414,063	1,274,738	-139,325	-9.85%	-16.57%
Available for Sale	1,135,745	932,541	877,662	-54,879	-5.88%	-22.72%
Held to Maturity	1,394,574	2,127,616	2,158,593	30,977	1.46%	54.79%
Equity securities	1,094,723	1,230,581	1,244,253	13,672	1.11%	13.66%
Trading	4,285	6,013	7,368	1,355	22.53%	71.95%
Available for Sale	1,090,438	1,224,568	1,236,885	12,317	1.01%	13.43%
Market value allowance	-28,315	-19,162	-29,060	-9,898	51.65%	2.63%
Net investment securities	5,124,601	5,685,639	5,526,186	-159,453	-2.80%	7.84%

Commercial loans	18,252,557	22,447,533	22,255,217	-192,316	-0.86%	21.93%
Consumer loans	3,846,354	3,646,500	3,561,548	-84,952	-2.33%	-7.40%
Microcredit	119,231	136,404	146,964	10,560	7.74%	23.26%
Mortgage loans	2,357,480	2,279,445	2,385,080	105,635	4.63%	1.17%
Allowance for loans and financial leases losses	-1,103,792	-1,468,350	-1,467,516	834	-0.06%	32.95%
Net total loans and financial leases	23,471,830	27,041,532	26,881,293	-160,239	-0.59%	14.53%

Accrued interest receivable on loans	333,087	380,143	355,288	-24,855	-6.54%	6.67%
Allowance for accrued interest losses	-24,361	-29,784	-27,716	2,068	-6.94%	13.77%
Net total interest accrued	308,726	350,359	327,572	-22,787	-6.50%	6.10%

Customers’ acceptances and derivatives	248,974	137,495	209,203	71,708	52.15%	-15.97%
Net accounts receivable	383,671	394,422	316,230	-78,192	-19.82%	-17.58%
Net premises and equipment	562,257	694,446	699,296	4,850	0.70%	24.37%
Foreclosed assets	3,745	3,835	22,187	18,352	478.54%	492.44%
Prepaid expenses and deferred charges	80,066	88,282	105,385	17,103	19.37%	31.62%
Goodwill	3,927	—	—	—	*	*
Other	374,140	446,417	382,619	-63,798	-14.29%	2.27%
Reappraisal of assets	1,024,284	1,409,756	1,399,823	-9,933	-0.70%	36.66%

Total assets	34,273,256	40,433,152	40,386,244	-46,908	-0.12%	17.84%

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
DEPOSITS
Non-interest bearing	4,025,008	4,737,552	4,564,297	-173,255	-3.66%	13.40%
Checking accounts	3,735,364	4,412,591	4,244,652	-167,939	-3.81%	13.63%
Other	289,644	324,961	319,645	-5,316	-1.64%	10.36%

Interest bearing	17,501,667	21,902,655	22,501,023	598,368	2.73%	28.57%
Checking accounts	391,923	528,325	677,414	149,089	28.22%	72.84%
Time deposits	6,221,028	9,201,605	8,925,436	-276,169	-3.00%	43.47%
Savings deposits	10,888,716	12,172,725	12,898,173	725,448	5.96%	18.45%

Total deposits	21,526,675	26,640,207	27,065,320	425,113	1.60%	25.73%
Overnight funds	1,574,876	1,184,992	306,672	-878,320	-74.12%	-80.53%
Bank acceptances outstanding	32,841	33,086	38,152	5,066	15.31%	16.17%
Interbank borrowings	557,546	188,196	179,050	-9,146	-4.86%	-67.89%
Borrowings from domestic development banks	1,612,771	1,548,833	1,496,018	-52,815	-3.41%	-7.24%
Accounts payable	1,261,692	1,514,854	1,414,818	-100,036	-6.60%	12.14%
Accrued interest payable	182,895	316,829	335,668	18,839	5.95%	83.53%
Other liabilities	379,876	342,164	350,556	8,392	2.45%	-7.72%
Bonds	1,393,982	2,215,261	2,673,557	458,296	20.69%	91.79%
Accrued expenses	592,993	401,423	419,937	18,514	4.61%	-29.18%

Total liabilities	29,116,147	34,385,845	34,279,748	-106,097	-0.31%	17.73%

SHAREHOLDER’S EQUITY
Subscribed and paid in capital	393,914	393,914	393,914	—	0.00%	0.00%

Retained earnings	3,332,765	3,769,663	3,833,768	64,105	1.70%	15.03%
Appropiated	2,662,531	3,214,596	3,214,596	—	0.00%	20.73%
Unappropiated	670,234	555,067	619,172	64,105	11.55%	-7.62%

Reappraisal and others	1,483,600	1,869,158	1,859,226	-9,932	-0.53%	25.32%
Gross unrealized gain or loss on debt securities	-53,170	14,572	19,588	5,016	34.42%	-136.84%

Total shareholder’s equity	5,157,109	6,047,307	6,106,496	59,189	0.98%	18.41%

Total liabilities and shareholder’s equity	34,273,256	40,433,152	40,386,244	-46,908	-0.12%	17.84%

BANCOLOMBIA S.A.			Growth			Growth
INCOME STATEMENT	Accumulated		Annual	Month		Month
(Ps Millions)	Jul-08	Jul-09%		Jun-09	Jul-09%
Interest income and expenses
Interest on loans	2,053,995	2,313,713	12.64%	315,216	296,232	-6.02%
Interest on investment securities	168,165	225,191	33.91%	19,153	27,395	43.03%
Overnight funds	27,155	26,207	-3.49%	2,156	3,904	81.08%
Total interest income	2,249,315	2,565,111	14.04%	336,525	327,531	-2.67%

Interest expense Checking accounts	8,583	12,486	45.47%	1,633	1,677	2.69%
Time deposits	288,305	445,649	54.58%	62,646	58,271	-6.98%
Savings deposits	311,298	299,824	-3.69%	35,327	38,254	8.29%
Total interest on deposits	608,186	757,959	24.63%	99,606	98,202	-1.41%

Interbank borrowings	15,687	16,652	6.15%	938	806	-14.07%
Borrowings from domestic development banks	62,255	67,866	9.01%	8,451	7,327	-13.30%
Overnight funds	47,937	29,795	-37.85%	3,070	1,980	-35.50%
Bonds	78,972	131,778	66.87%	17,508	19,574	11.80%
Total interest expense	813,037	1,004,050	23.49%	129,573	127,889	-1.30%

Net interest income	1,436,278	1,561,061	8.69%	206,952	199,642	-3.53%
Provision for loan and accrued interest losses, net	(386,648)	(512,265)	32.49%	(62,679)	(45,791)	-26.94%
Recovery of charged-off loans	34,489	71,638	107.71%	13,150	14,867	13.06%
Provision for foreclosed assets and other assets	(13,124)	(23,878)	81.94%	(1,232)	(12,365)	903.65%
Recovery of provisions for foreclosed assets and other assets	20,546	30,933	50.55%	240	533	122.08%

Total net provisions	(344,737)	(433,572)	25.77%	(50,521)	(42,756)	-15.37%
Net interest income after provision for loans and accrued interest losses	1,091,541	1,127,489	3.29%	156,431	156,886	0.29%

Commissions from banking services and other services	67,549	68,635	1.61%	12,303	9,828	-20.12%
Electronic services and ATM’s fees, net	45,512	31,045	-31.79%	4,180	4,248	1.63%
Branch network services, net	55,354	58,973	6.54%	8,265	9,256	11.99%
Collections and payments fees, net	79,887	93,301	16.79%	13,712	15,505	13.08%
Credit card merchant fees, net	5,599	6,546	16.91%	1,368	1,488	8.77%
Credit and debit card fees, net	182,835	216,710	18.53%	32,617	30,231	-7.32%
Checking fees, net	38,728	40,341	4.16%	5,732	6,169	7.62%
Check remittance, net	7,180	5,734	-20.14%	764	891	16.62%
International operations, net	18,423	22,983	24.75%	2,647	3,819	44.28%
Total fees and other service income	501,067	544,268	8.62%	81,588	81,435	-0.19%

Other fees and service expenses	(56,678)	(59,812)	5.53%	(8,856)	(8,837)	-0.21%
Total fees and income from services, net	444,389	484,456	9.02%	72,732	72,598	-0.18%

Other operating income
Net foreign exchange gains	(118,761)	(179,891)	51.47%	(4,805)	(72,085)	1400.21%
Derivative Financial Instruments	288,237	150,744	-47.70%	1,158	83,038	7070.81%
Gains(Loss) on sales of investments on equity securities	40,727	—	*	—	—	*
Securitization income	25,294	30,001	18.61%	2,572	2,839	10.38%
Dividend income	194,788	201,496	3.44%	—	68	*
Communication, rent payments and others	799	850	6.38%	104	131	25.96%
Total other operating income	431,084	203,200	-52.86%	(971)	13,991	-1540.89%

Total income	1,967,014	1,815,145	-7.72%	228,192	243,475	6.70%
Operating expenses
Salaries and employee benefits	374,644	438,326	17.00%	68,221	61,260	-10.20%
Bonus plan payments	61,180	16,666	-72.76%	1,948	1,983	1.80%
Compensation	14,803	9,711	-34.40%	1,631	991	-39.24%
Administrative and other expenses	482,675	566,323	17.33%	69,826	79,628	14.04%
Deposit security, net	23,598	36,286	53.77%	5,179	4,969	-4.05%
Donation expenses	649	458	-29.43%	48	50	4.17%
Depreciation	41,290	52,373	26.84%	7,668	7,478	-2.48%
Total operating expenses	998,839	1,120,143	12.14%	154,521	156,359	1.19%

Net operating income	968,175	695,002	-28.22%	73,671	87,116	18.25%
Goodwill amortization	8,582	1,841	-78.55%	—	—	*
Non-operating income (expense)
Other income	47,320	88,952	87.98%	11,905	8,202	-31.10%
Other expense	(83,151)	(48,905)	-41.19%	(6,162)	(9,195)	49.22%
Total non-operating income	(35,831)	40,047	211.77%	5,743	(993)	-117.29%
Income before income taxes	923,762	733,208	-20.63%	79,414	86,123	8.45%
Income tax expense	(253,528)	(114,036)	-55.02%	(3,402)	(22,018)	547.21%

Net income	670,234	619,172	-7.62%	76,012	64,105	-15.66%

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: August 12, 2009	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance